

Mail Stop 3030

February 27, 2009

Via Facsimile and U.S. Mail

Perry J. Grace
Executive Vice President and Chief Financial Officer
Zilog, Inc.
6800 Santa Teresa Boulevard
San Jose, California   95119

> **Re: Zilog, Inc**
> **Form 10-K for fiscal year ended March 31, 2008**
> **File No. 1-13748**

Dear Mr. Grace:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Contractual Obligations, page 44

1.   Please revise future filings to disclose contractual obligations due after 5 years. Refer to paragraph (A)(5) of Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 48

Note 1. Description of Business and Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 52

2.   We note that you reflect deferred revenues and the corresponding cost of sales on shipments to distributors as a net liability on your balance sheet captioned "Deferred income on shipments to distributors."   In future filings, please revise your disclosures here or in MD&A to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet.

 Note 6. Stock-Based Compensation and Stockholders' Equity, page 61

3.   We note that in determining your stock based compensation expense, you rely on a combination of historical and market-based implied volatility in determining your expected volatility. Please tell us and revise your future filings to include a discussion of the basis of your conclusions regarding the extent to which you used historical volatility and implied volatility in your valuation. Please also summarize your evaluation of the factors in Question 2 and Question 3 of SAB Topic 14.D.1. Refer to Question 5 of SAB Topic 14.D.1.

Note 14. Geographic and Segment Information, page 72

4.   We note your disclosure of long-lived assets by geographical area, which appears to include intangible assets and goodwill. Please note that the guidance in Question 22 of the FASB Staff Implementation Guidance on Applying FASB Statement 131 states that intangible assets should not be included in this disclosure. Please revise future filings as appropriate.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant